Macleod Dixon LLP
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File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

January 24, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company") File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find a copy of the Company's press release as posted on SEDAR on January 24, 2008. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl. cc: Mr. Richard Gusella (Via E-Mail)

Dw 1/31

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **January 23, 2008**

CONNACHER'S PROJECTS ON TRACK

Calgary, Alberta -- Connacher Oil and Gas Limited (CLL-TSX) announces today that it continues to hit and exceed milestones for its projects this winter. The current financial market turmoil is not affecting Connacher's progress or business activities.

At Great Divide, Connacher's SAGD project continues to meet and exceed milestones on its ramp up to 10,000 barrels per day of bitumen. For the month of January 2008, the company is anticipating sales of over 40,000 barrels of raw bitumen, which are approximately double the originally anticipated volumes for the month. Production of raw bitumen has recently exceeded 2,000 barrels per day.

Seven well pairs have now been "flipped over" to SAGD production and consistent with the ramp up process, are at various stages of contribution to total volumes as individual wells also undergo a ramp up process. Connacher's operating staff has been handling the increased oil treating loads in an effective manner. Well pairs are converted from circulation phase to SAGD production in a sequential disciplined manner, as reservoir temperature and pressure constraints are met. The other components of the surface facilities continue to perform very well, particularly the produced water treating system, utilizing evaporator technology and the boiler systems. As the bitumen throughput continues to ramp up to full capacity and all the limits of the process are maximized, there will be additional learning. However, the performance to date is indicative of good design and the competence of the Great Divide operating staff.

The produced raw bitumen is blended with diluent and is trucked and sold into various markets. The logistics of this trucking and marketing operation have also gone very well this month. As previously indicated, Connacher anticipates that Pod One production will ramp up to 10,000 barrels per day of bitumen from all 15 well pairs later in 2008.

Operations on Connacher's 120 well core hole, seismic delineation and 2008 exploration program for 2008 is advancing favorably. Results of the program will be evaluated and interpreted over the next two quarters. On the conventional side of the business the company has now drilled and cased five out of five gas wells in the Randall area of its Marten Creek gas production area in northern Alberta. The six million cubic feet per day Randall gas plant, gathering system and sales line is currently under construction and is targeted for completion at the end of first quarter 2008. The Randall gas discoveries of last winter and the new Randall gas wells will be tied in to this new plant.

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Information: This press release contains certain "forward-looking information" under applicable securities law including: anticipated bitumen production and sales rates and the timeline for the achievement of anticipated production levels at Great Divide Pod One, Connacher's 2008 planned core hole program and the anticipated timetable for completion of facilities and volumes of natural gas from the Randall area. Forward-looking information is frequently characterized by words such as "plan",

expect", "project", "intend", "believe", "anticipate", estimate", "may", "will", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the continuing ability to access sufficient capital from external sources if required. Actual production levels at Great Divide Pod One and the timelines associated therewith may vary from those anticipated in this news release and such variations may be material. The timeline for completion of the Randall gas plant, gathering system and sales line are estimates only and may be delayed by factors outside of the control of Connacher such as weather and access to services and required equipment. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

END